Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 333-118257

The attached slide presentation was used by Charles River at the Bear Stearns 17th Annual Healthcare Conference on September 14, 2004.

Bear Stearns 17th Annual Healthcare Conference

Charles River Laboratories
International

James C. Foster, Chairman, President and Chief Executive Officer Thomas F. Ackerman, Senior Vice President and Chief Financial Officer September 14, 2004

Safe Harbor Statement

This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on management's current expectations, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, and the Company expressly does not undertake any duty to update forward-looking statements, which speak only as of the date of this document. Those risks and uncertainties include, but are not limited to: the proposed merger with Inveresk; a decrease in pre-clinical research and development spending or a decrease in the level of outsourced services; acquisition integration risks; special interest groups; contaminations; industry trends; new displacement technologies; USDA and FDA regulations; changes in law; continued availability of products and supplies; loss of key personnel; interest rate and foreign currency exchange rate fluctuations; changes in tax regulation and laws; changes in generally accepted accounting principles; and any changes in business, political, or economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas. A further description of these risks, uncertainties, and other matters can be found in the Risk Factors detailed in the Company's Annual Report on Form 10-K as filed on March 10, 2004, with the Securities and Exchange Commission.

Regulation G

This presentation will include discussion of “non-GAAP financial measures” as that term is defined in Regulation G. For actual results, the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the combined company's financial results prepared in accordance with GAAP have been posted on the companys website at www.criver.com.

The following may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. On August 16, 2004, Charles River filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting part thereof. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Corporate Mission Advancing drug development from discovery through market approval

The New CRL

 Headquarters                      Wilmington, Mass.
 Brand Names                       Research Models Products and Services -
                                   Charles River
                                   Pre-Clinical and Clinical - Inveresk
 Board Representation              9 Charles River / 3 Inveresk
 Chairman, President & CEO     James C. Foster
 Vice Chairman & CSO           Dr. Walter S. Nimmo
 Chief Financial Officer           Thomas F. Ackerman
 Divisional Management             Real Renaud - Research Models and Services

                                   Mike Ankcorn - Global Pre-Clinical
                                   >  Dr. Nancy Gillett - U.S. Pre-clinical
                                   >  Dr.  Brian Bathgate - European Pre-clinical
                                   >  Chris Perkin - Canada Pre-Clinical

                                   Alastair McEwan - Global Clinical
 Employees                         Approx. 7,300  (450 PhDs and DVMs)
 Locations                         97 locations in 20 countries

Corporate Strengths

> Market leadership
> Scientific excellence
> Outstanding customer service
> Double-digit sales growth
> 20%+ Operating margin
> Merger with Inveresk enhances our strengths

Investment Highlights

> Portfolio effect
> Consistent financial performance
> Leading market shares
> Longstanding customers
> Diverse customer base
> Acquisition track record
> Experienced management team
> Growth driven by pharma R&D spending and outsourcing

Significant Market Opportunity

> Global R&D growing at approximately 11%
> Outsourcing market growing at approximately 13.5%

Our Market Opportunity:  Global Outsourced R&D
($ in billions)

                            2001    2002    2003    2004E
Global Outsourced R&D   $11.4   $12.6   $14.2   $16.5

Source: Wall Street Equity Research.

Leading Capabilities Across the Drug Discovery and Development Pipeline

Basic Research > Drug Discovery & Compound Selection > IND Program > Nonclinical Development > Market >
                                                                       > Clinical Development    >

Cross-Selling Opportunities

Research Models (Charles River)
Transgenic and Disease Models & Services (Charles River)
Drug Safety & Toxicology (Charles River and Inveresk)
Phase I - IV (Inveresk)

Providing Essential Products and Services

Portfolio Effect
> Broad portfolio of products and services offers:
  - Wider coverage of the drug development pipeline
  - More support for customers due to broader product and service offerings
  - Access to clinical market dollars
  - Reduced volatility
  - Businesses not cross-correlated

Balanced Portfolio

Pre-Clinical                                        Clinical                               Research Models & Services
> A leader in toxicology                            > Phase I - IV coverage                > A leading market position
> A leader in specialty toxicology                  > Premier Phase I clinic               > Large number of widely used models
  -  Infusion                                                                                -  Disease models
  -  Inhalation                                       Research Models & Services  44%  > A leading service provider with broad
  -  Reproductive                                     Pre-Clinical                    43%    capabilities
> A leader in interventional & surgical services  Clinical                        13%
> A leader in worldwide biosafety testing
> A leader in endotoxin detection
> A leader in profitability

Global Footprint
Global Footprint with Strength in Key Markets
Note:   Based on geographic location where revenue is generated.

Diversified Client Base
> Links with leading academic and research institutions
> Relationships with all large-cap pharma and biotech
> Full service partner to emerging biotech

No Client Over 5% of Revenues - High Repeat Business

Research Models & Services
> A leader in research models and services
> Disease models as predictors of human disease
  - Translational medicine
  - Higher growth rate
> Mandated by FDA and global regulatory agencies
> Key supply source for discovery and safety testing
RMS: 44% of Combined Revenues

Leadership in Biosecurity
> Premium price supported by scientific excellence and business expertise
  - Extensive facilities
  - In-depth veterinary oversight
  - Exceptional customer service and support
  - Continuity of supply

Research Services
> Transgenic Services offers full-service housing ("Hotel" concept)
  -  Value-added services such as feeding and aging studies
> Laboratory Services
  -  Genotyping and phenotyping
  -  Health monitoring
  -  Diagnostic services
> Consulting and Staffing Services
  -  Staffing and managing client facilities

Pre-Clinical

> A leader in toxicology
  - Focus on specialty toxicology
> Strong repeat business
> Increasing demand for outsourced services
> Global client base - U.S., Europe and Japan
> Facilities in U.S., Canada and Europe
> A leader in operating margins

Pre-Clinical: 43% of Combined Revenues

Pre-Clinical Services

Complete range of services to take molecule or medical device from discovery to FDA filing

> Drug Safety Assessment
  - Specialty Toxicology
  - General Toxicology
> Metabolism
> Pharmacokinetics
> Bioanalytical Chemistry
> Interventional & Surgical Services
> Biosafety Testing
> Pathology Services

Interventional & Surgical Services

> Rapidly growing market driven by cardiology and combination products
  - Move toward minimally invasive surgery
  - Drug-eluting stents
> CRL reputation for scientific and technical expertise
  - Specialized imaging equipment
> Capacity in U.S. and abroad
  - Limited number of competitors
> Accessing a new client base

In Vitro Technology

> Endotoxin detection test kit
  -  Only FDA-approved alternative to animal testing
  -  Lot release testing of injectable drugs and medical devices
> Portable testing platform Endosafe(R)-PTS
  -  Allows real-time analysis
  -  Developed in house
  -  Expect FDA approval by the end of 2005
  -  Increases potential revenue per test by 3X or more

Clinical

>  Premier Phase I clinic with first in man focus
>  Phase I - IV, regulatory services and data management
>  Clinical capability in U.S. & Europe
>  Opportunity to bridge from pre-clinical

Clinical: 13% of Combined Revenues

Attractive New Growth Platform

> Inveresks clinical business enhances the combined preclinical business
  - Biotech customer base prefers providers that can offer both preclinical and Phase I services
    >  Pull-through strategy
  - Clinical business is oriented toward early phases and smaller trials
    >  Smaller trial size lowers volatility
> Margin improvement opportunities
> Clinical market represents a solid new growth opportunity

Summary

> Expands portfolio of essential products and services
  - Expands quality leadership to more services
  - Drives pull-through between pre-clinical and clinical
> Diversified business portfolio enhances financial consistency
  - Participating in entire drug development pipeline
> Improves operating efficiency
> Expands global footprint
> Increases income and cash flow generation

Transaction Summary

Offer per Inveresk share                0.48x CRL common shares and
                                        $15.15 cash
Offer price(1)                          $38.61
Premium(2)                              25.2%
Consideration per share(1)              61% stock, 39% cash
Pro-forma fully diluted ownership(3)    73% Charles River, 27% Inveresk
Expected closing                        October 20, 2004
Required approvals                      CRL and IRGI shareholders
Regulatory reviews                      HSR complete July
                                        SEC review complete September
Exchange: Ticker                        NYSE: CRL

(1) Based on CRL closing price as of June 30, 2004.
(2) Based on IRGI closing price as of June 30, 2004.
(3) Assumes conversion of Charles River's outstanding convertible debt.

Strong Combined Financial Profile

                                      LTM JUNE 2004
                               CRL        IRGI     Combined(1)

Sales                        $660.1      $303.9       $959.0(2)
    Annual Growth              12%         27%          16%

Gross Profit                  259.5       144.5        404.0
    Margin                     39%         48%          42%

EBIT                          153.4        46.7        200.2
    Margin                     23%         15%          21%

D&A                        31.0        14.6         45.6

EBITDA                        184.5        61.3        245.8
    Margin                     28%         20%          26%

(1)     Combined financials do not include any synergies.
(2)     Revenues exclude approximately $5 million of inter-company sales.

Financial Impact

> Annualized pre-tax cost savings and synergies of $20m by 2006
  -  Eliminate public company expenses
  -  Consolidate back office and share services (suppliers, IT, etc.)
  -  Efficiencies in toxicology business (adopt best practices)
  -  Increase inter-company research model purchases
> Enhanced revenue growth rate
  -  Capitalize on cross-selling opportunities
  -  Pull-through opportunities

Financial Impact (continued)

>  Reconciliation of GAAP Earnings to Non-GAAP Earnings

($ in thousands, except for per share data)

                                                2005                 2006

Non-GAAP diluted earnings per share       $2.30 - $2.40        $2.66 - $2.76
(excluding merger-related amortization)

Impact of merger-related amortization        ($0.55)              ($0.33)

GAAP diluted earnings per share           $1.75 - $1.85        $2.33 - $2.43

Amortization of intangibles related to       $57,500              $35,200
the merger (1)

Contract nature of Inveresk’s business results in significant near-term intangible amortization charge, which declines over time

Note: Charles River management believes that non-GAAP financial results provide useful information to investors in being able to assess the Company's ongoing operations without the effect of merger-related charges. Such information provides investors with the ability to assess the Company's operating performance. The Company intends to continue to assess the potential value of reporting non-GAAP results consistent with applicable rules and regulations.

(1)   Preliminary estimate to be finalized at close of transaction.

Strong Credit Profile

>  $578 million cash consideration and refinance Inveresk debt of $55 million
>  $550 million committed credit facility
   -  $150 million revolver, five year maturity
   -  $400 million Term Loan A, five year maturity
>  Significant combined cash and marketable securities on hand
   -  $267 million at June '04
>  Estimated pro forma leverage at close:
   -  Senior Debt / EBITDA approximately 2.1x
   -  Total Debt / EBITDA approximately 2.8x

Integration Update

> Integration team established
> 11 Team members
   -  6 CRL, 5 IRGI
   -  All senior officers/managers
>  Headed by David Johst, CRL Senior Vice President,
   Human Resources & Administration
>  Consultants engaged to facilitate integration
>  Integration planning underway
>  Focus areas include operations, business processes,
   accounting/finance, IT, sales/marketing, animal welfare
>  Ready to move ahead immediately upon transaction close

Charles River
   Laboratories

Ticker:  CRL